UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MUZINICH BDC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62848D107
(CUSIP Number)

Paul Fehre c/o Muzinich & Co., Inc. 450 Park Avenue New York, New York 10022 (212) 888-3413
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 62848D107

1	NAMES OF REPORTING PERSONS
Muzinich US Private Debt, SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
55,279.7 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
55,279.7 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,279.7 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, OO

 CUSIP No. 62848D107

1	NAMES OF REPORTING PERSONS
Muzinich US Private Debt General Partner, S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
55,279.7 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
55,279.7 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,279.7 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (the “Amendment No. 2”) relates to the Common Stock (the “Shares”) of Muzinich BDC, Inc. (the “Company”), and amends and supplements the Schedule 13D originally filed by the Reporting Persons on October 4, 2019, as amended by Amendment No. 1 to Schedule 13D filed on December 23, 2020 (the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.     Identity and Background.
The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The paragraph under the heading “Muzinich US Private Debt General Partner, S.à.r.l.” with respect to John Alldis is hereby replaced with the following:

John Alldis is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Mr. Alldis is a citizen of Luxembourg. Mr. Alldis’s principal occupation is serving as independent a director and/or manager on the boards of financial companies in his role as Managing Director of Carne Group. Mr. Alldis’s business address is 3 rue Jean Piret, L-2350 Luxembourg, Luxembourg.

The paragraph under the heading “Muzinich US Private Debt General Partner, S.à.r.l.” with respect to Ersilia Molnar is hereby replaced with the following:

Alexander McKenna is a manager of Muzinich US Private Debt General Partner, S.à r.l.  Mr. McKenna is a citizen of the United Kingdom. Mr. McKenna’s principal occupation is as Chief Operating Officer - UK, EMEA & Asia Pacific of Muzinich & Co. Limited.  Mr. McKenna’s business address is c/o Muzinich & Co. Limited, 8 Hanover Street, London W1S 1YQ United Kingdom.

An additional sentence under the heading “Muzinich & Co., Inc.” is added to the list of directors and executive officers of Muzinich & Co., Inc. as follows:

Justin Muzinich is a Director of Muzinich & Co., Inc.  Mr. Muzinich is a citizen of the United States. Mr. Muzinich’s principal occupation is as Director of Muzinich & Co., Inc. Mr. Muzinich’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

Item 3.     Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of $55,739,169 through private placement transactions. The funds used in such purchases were from available capital.

Item 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares that may be deemed to be beneficially owned by the Reporting Persons and any other persons named in Item 2 above are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) Muzinich US Private Debt, SCSp:	Shared Voting and Shared Dispositive Power(1)	60.2%(3)
55,279.7

(B) Muzinich US Private Debt General Partner, S.à r.l.:	Shared Voting and Shared Dispositive Power(1)	60.2%(3)
55,279.7

(C) Muzinich & Co., Inc.	Sole Voting and Dispositive Power(2)	1.1%(3)
970.9

(1) Because Muzinich US Private Debt General Partner, S.à r.l. is the general partner of Muzinich US Private Debt, SCSp and, as such, has the authority to exercise voting or dispositive power with respect to securities owned by it, each Reporting Person could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(2) Muzinich & Co., Inc. holds the above referenced Shares directly and has the sole authority to exercise voting or dispositive power with respect to securities owned by it.

(3) Percentages calculated based upon information contained in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2021, together with a current report on Form 8-K filed by the Company on November 18, 2021.

3,884.7 of the Shares reported herein were acquired by Muzinich US Private Debt, SCSp at a price of $1,070 per share in a private placement transaction on November 16, 2021 pursuant to subscription agreements dated August 23, 2019 and October 14, 2020 between the Company and Muzinich US Private Debt, SCSp.

68.2 of the Shares reported herein were acquired by Muzinich & Co., Inc. in a private placement transaction on November 16, 2021 pursuant to a subscription agreements dated August 23, 2019 between the Company and & Co., Inc.

Item 6.      Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Muzinich & Co., Inc. has entered into certain agreements related to the Shares as set forth in its 13D with respect to the Shares, filed on October 4, 2019, as amended by Amendment No. 1 thereto filed on March 25, 2020, which is incorporated herein by reference.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Parties expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this Amendment No. 2 to the Statement on Schedule 13D.

MUZINICH US PRIVATE DEBT, SCSP

Date: November 19, 2021	By:	Muzinich US Private Debt General Partner, S.à r.l., as General Partner
	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Manager

MUZINICH US PRIVATE DEBT GENERAL PARTNER, S.À R.L.

Date: November 19, 2021	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Manager